June 20, 2005

Gary Todd, Review Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   Advanced ID Corporation
      Form 10-KSB for the year ended December 31, 2004
      Form 10-QSB for the quarter ended March 31, 2005 File No. 000-24965
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Dear Mr. Todd:

Pursuant to your letter dated June 16, 2005 and in addressing each of the comments contained therein, we acknowledge that we are responsible for the adequacy and accuracy of the disclosures in our filings. We further acknowledge that staff comments or changes to our disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to our filings. Lastly, we acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-KSB for the fiscal year December 31, 2004.
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Financial Statements.
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Report of Independent Registered Public Accounting Firm, Page 19.
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1.  Your comment is duly noted and will be complied with in future filings.

Note 1. Business and Summary of Significant Accounting Policies, Page 24.
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Stock Options, Page 26.
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2. Your comment is duly noted and will be complied with in future filings.

Sincerely,


Todd Noble,
Chief Financial Officer